June 16, 1998

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:   CNF Transportation Inc.
               CNF Trust II
               CNF Trust III
               Registration Statement on Form S-3
               (File No. 333-56667)
               ----------------------------------

Ladies and Gentlemen:

     On behalf of CNF Transportation Inc., CNF Trust II and CNF Trust III and in connection with the above-referenced registration statement on Form S-3 (the "Registration Statement") filed with the Securities and Exchange Commission (the "Commission") on June 12, 1998, we wish to include the following delaying amendment language pursuant to Rule 473(a) of Regulation C promulgated under the Securities Act of 1933, as amended (the "Securities Act"), in the Registration Statement:

                    The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

     If you have any questions or need any additional information, please call me at (415) 772-1294.

                                              Very truly yours,

                                              /s/ Bradley S. Fenner
                                              ---------------------
                                                  Bradley S. Fenner